EXHIBIT 12.1

ANWORTH MORTGAGE ASSET CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

(unaudited)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	Year Ended December 31,
	2006	2005	2004	2003	2002
Fixed charges(1)	$307,096	$242,509	$98,304	$45,661	$29,576
Preferred stock dividends	4,044	3,901	369	—	—

Combined fixed charges and preferred stock dividends	$311,140	$246,410	$98,673	$45,661	$29,576

Fixed charges	$311,140	$246,410	$98,673	$45,661	$29,576
Net income (loss)	(14,260)	28,885	55,805	50,195	31,670

	$296,880	$275,295	$154,478	$95,856	$61,246

Ratio of earnings to combined fixed charges and preferred stock dividends	0.95	1.12	1.57	2.10	2.07

(1)	Fixed charges consist of interest expense on all indebtedness.